Prudential Investment Portfolios 12
655 Broad Street
Newark, New Jersey 07102

September 13, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:Prudential Investment Portfolios 12: Form N-1A

Post-Effective Amendment No. 76 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 77 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 333-42705
Investment Company Act No. 811-08565

Dear Mr. Zapata:

We filed through EDGAR on July 1, 2021 on behalf of Prudential Investment Portfolios 12 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 76 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 77 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the PGIM Jennison NextGeneration Global Opportunities Fund (the “Global Fund”) and the PGIM Jennison International Small-Mid Cap Opportunities Fund (the “International Fund”) as new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on August 10, 2021.  For your convenience, a summary of the Staff’s comments is included herein and the Trust’s responses are keyed accordingly, as set forth below.  Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 77 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about September 14, 2021 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

GLOBAL FUND - PROSPECTUS

General

1.	Comment

Please confirm that where a change is made in response to a comment, corresponding changes are made wherever similar disclosure appears.

Response

The requested changes have been made.

Investments, Risks and Performance

2.	Comment

Please explain in the Fund’s strategy disclosure how “NextGeneration” correlates to the Global Fund’s investment strategies; does the term connote something over and above opportunities fund?

Response

“NextGeneration” is a descriptive term which we believe connotes the type of company in which the Fund would invest (namely, small to medium sized companies in the early stages of accelerating growth). As disclosed in the Fund’s Prospectus, the Fund will focus on small and medium capitalization companies in the early stages of acceleration in their growth.

3.	Comment

The Fund’s strategy in the summary and statutory prospectus explains that emerging markets countries are identified by the subadviser as countries classified by MSCI as emerging and frontier markets or otherwise deemed by the subadviser to be emerging markets.  Please elaborate generally what is considered to be an emerging frontier market.

Response

Jennison refers to MSCI’s Annual Market Classification Review, which classifies countries as “developed”, “emerging” or “frontier”.  Based on that list, which is updated twice a year, Jennison determines whether an issuer is located in or otherwise tied to an emerging markets or frontier markets country.

4.	Comment

In the Risk section of the Prospectus, consider making the following sentence a standalone paragraph so that it stands out for investors: “The order of the below risk factors does not indicate the significance of any particular risk factor.”

Response

The requested change has been made.

5.	Comment

With respect to the Fund’s principal risk disclosure, we note that the principal risks appear in alphabetical order.  Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, “Improving Principal Risks Disclosure.”

Response

We respectfully decline to make this change. The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Prior Historical Performance of Similarly Managed Accounts

6.	Comment.

Please confirm that the GIPS presentation is shown net of all actual fees and expenses not just management fees.

Response

The account in the Composite does not have any fees or expenses other than management fees; accordingly, Registrant confirms that the net performance information is net of all actual fees and expenses of the account in the Composite.  We have updated the disclosure to read as follows:

Net of fee performance is presented after the deduction of all fees and expenses incurred by the account in the Composite, which consist of only the subadviser’s actual advisory fee charged on the account in the Composite.

INTERNATIONAL FUND - PROSPECTUS

General

7.	Comment

Please confirm that where a change is made in response to a comment, corresponding changes are made wherever similar disclosure appears.

Response

The requested changes have been made.

Investments, Risks and Performance

8.	Comment

The Fund’s strategy in the summary and statutory prospectus explains that emerging markets countries are identified by the subadviser as countries classified by MSCI as emerging and frontier markets or otherwise deemed by the subadviser to be emerging markets.  Please elaborate for investors generally what is considered to be an emerging frontier market.

Response

Please refer to the response to Comment 3 above.

9.	Comment

In the Risk section of the Prospectus, consider making the following sentence a standalone paragraph so that it stands out for investors: “The order of the below risk factors does not indicate the significance of any particular risk factor.”

Response

The requested change has been made.

10.	Comment

With respect to the Fund’s principal risk disclosure, we note that the principal risks appear in alphabetical order.  Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, “Improving Principal Risks Disclosure.”

Response

Please refer to the response to Comment 5 above.

Prior Historical Performance of Similarly Managed Accounts

11.	Comment.

Please confirm that the GIPS presentation is shown net of all actual fees and expenses not just management fees.

Response

Please refer to the response to Comment 6 above.

***

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

 /s/ Diana Huffman
Diana Huffman
Vice President & Corporate Counsel